UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Top Image Systems Ltd.

(Name of Issuer)

Ordinary Shares nominal value NIS 0.04 per share

(Title of Class of Securities)

M87896102

(CUSIP NUMBER)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. M87896102	SCHEDULE 13G

1.	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nir 4 You Technologies Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP or PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,562,735(1)
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 1,562,735 (1)
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,562,735 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES None
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.8%(2)
12.	TYPE OF REPORTING PERSON CO

CUSIP No. M87896102	SCHEDULE 13G

1.	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Izhak Nakar
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP or PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,731,735 (3)
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 1,731,735 (3)
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,731,735(3)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES None
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.4% (2)(4)
12.	TYPE OF REPORTING PERSON IN

CUSIP No. M87896102	SCHEDULE 13G

Item 1(a).	Name of Issuer: Top Image Systems Ltd.

Item 1(b).	Address of Issuer's Principal Executive Offices:

2 Habarzel Street,
Ramat Hahayal,
Tel Aviv 69710, Israel

Item 2(a).	Name of Person Filing:

Nir 4 You Technology Ltd.
Izhak Nakar*

*     Izhak Nakar is the controlling shareholder of Nir 4 You Technology Ltd. He is reporting both as a beneficial owner of the issuer’s Ordinary Shares owned by Nir 4 You Technology Ltd., and with respect to Ordinary Shares of the issuer owned by him personally.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Nir 4 You Technologies Ltd.:	Nir 4 You Technologies Ltd.
4 Romanili Street
Tel - Aviv, Israel 69547

Izhak Nakar	c/o Nir 4 You Technologies Ltd. : Nir 4 You Technologies Ltd.
4 Romanili Street
Tel - Aviv, Israel 69547

Item 2(c).	Citizenship: Israel

Item 2(d).	Title of Class of Securities:

Ordinary Shares nominal value NIS 0.04 per share (the “Ordinary Shares”).

Item 2(e).	CUSIP Number:

M87896102

CUSIP No. M87896102	SCHEDULE 13G

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Exchange Act;

(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

(i)	☐	Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

Nir 4 You Technology Ltd.: 1,562,735 (1)

Izhak Nakar: 1,731, 735 (3)

(b)	Percent of Class:

Nir 4 You Technologies Ltd.: 16.8%(2)

Izhak Nakar: 18.4 (2)(4)

CUSIP No. M87896102	SCHEDULE 13G

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

Nir 4 You Technology Ltd.: 1,562,735 (1)

Izhak Nakar: 1,731, 735 (3)

(ii)	Shared power to vote or to direct the vote: None.

(iii)	Sole power to dispose or direct the disposition of:

Nir 4 You Technologies Ltd.: 1,562,735 (1)

Izhak Nakar: 1,731, 735 (3)

(iv)	Shared power to dispose or to direct the disposition of: None.

Item 5.	Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M87896102	SCHEDULE 13G

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2009 (Date) Nir 4 You Technology Ltd. By: /s/ Izhak Nakar —————————————— Izhak Nakar CEO

Izhak Nakar By: /s/ Izhak Nakar ——————————————

(1)	Includes 513,094 Ordinary Shares the reporting person has the right to acquire within 60 days.

(2)	The reporting persons were advised by the issuer that as of December 31, 2008 there were 9,325,638 outstanding Ordinary Shares of the issuer.

(3)	Includes 613,094 Ordinary Shares the reporting person has the right to acquire within 60 days.

(4)	Includes 100,000 Ordinary Shares the reporting person has the right to acquire within 60 days.

CUSIP No. M87896102	SCHEDULE 13G

Exhibit A

AGREEMENT

        Each of the undersigned hereby consents and agrees to this joint filing on Schedule 13G for the Ordinary Shares, nominal value NIS 0.04 per share of Top Image Systems Ltd.

Nir 4 You Technology Ltd. By: /s/ Izhak Nakar —————————————— Izhak Nakar CEO

Izhak Nakar By: /s/ Izhak Nakar ——————————————

Dated: February 12, 2009